K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 27, 2014	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on the Initial Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390 and 811-22959)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on May 15, 2014 concerning the Initial Registration Statement on Form N-1A (the “Registration Statement”) of 1290 Funds (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 18, 2014. Your comments are set forth in italics and are followed by the Trust’s responses. Disclosure changes made in response to your comments are included in Pre-Effective Amendment No.1 to the Registration Statement, which is filed with this response. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement. Page references are to the page numbers of the courtesy copy provided to the staff.

General

1.

We note that portions of the filing have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: The Trust acknowledges that the SEC staff may have additional comments in connection with a review of any pre-effective amendment to the Registration Statement.

2.

Please supply the undersigned with copies of any exemptive applications or no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

Response: At this time, the Trust has not submitted, and does not plan to submit, to the SEC or its staff any application for exemptive relief or no-action request in connection with the initial registration of its shares. The Trust and/or its Adviser may rely on:

•

A previously obtained order that would permit the Adviser to hire, terminate and replace investment sub-advisers (excluding those affiliated with the investment adviser) and amend sub-advisory agreements subject to the approval of the Trust’s Board of Trustees and without obtaining shareholder approval (the “Multi-Manager Order”);[1]

Alison White

June 27, 2014

•

A previously obtained order that would permit the Funds, which may be advised by several investment advisers, to engage in principal and brokerage transactions with a broker-dealer affiliated with one of the investment advisers and to purchase securities in certain underwritings (the “Multi-Adviser Order”);[2] and

•

A previously obtained order that would permit the Funds to acquire shares of certain registered open-end management investment companies and unit investment trusts that are within and outside the same group of investment companies as the Funds and would permit Funds relying on Rule 12d1-2 under the Investment Company Act of 1940, as amended, to invest in certain financial instruments (the “Fund-of-Funds Order”).[3]

The Trust has revised the disclosure in the prospectus accordingly.

The Trust reserves the right to submit an application for exemptive relief or no-action request at a later time, and will make any related revisions to its Registration Statement, as appropriate.

3.

Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 (the “1933 Act”). See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: The Trust has reviewed the prospectus and has made certain revisions to enhance the readability of the disclosure.

4.	All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Trust confirms its intention to fulfill its obligation under Rule 17g-1(g).

[1]	EQ Advisors Trust, et al., Rel. Nos. IC-23093 (Mar. 30, 1998) (notice) and IC-23128 (Apr. 24, 1998) (order).

[2]	AXA Premier Funds Trust, et al., Rel. Nos. IC-25323 (Dec. 20, 2001) (notice) and IC-25369 (Jan. 16, 2002) (order).

[3]	EQ Advisors Trust, et al., Rel. Nos. IC-29294 (Jun. 4, 2010) (notice) and IC-29336 (Jun. 30, 2010) (order).

Alison White

June 27, 2014

Table of Contents, page 2

5.	In order to correspond to the Table of Contents, please add the heading “1. About the Funds” at the top of page 3.

Response: The Trust has made the requested change.

GAMCO Small/Mid Cap Value Fund, pages 3-5

6.	Please consider defining Sub-Adviser the first time you use the term on page 3.

Response: The Trust has made the requested change.

7.

As the disclosure about the Fund’s multi-manager relief at the bottom of page 3 does not describe an investment strategy, please relocate it to a more appropriate section of the prospectus. Also, please expand the disclosure to state that changes to advisory contracts that result in an increase in the aggregate advisory fee rate paid by the fund are still subject to shareholder approval. See IM Guidance Update 2014-3.

Response: The Trust has considered the staff’s comment regarding the location of the Multi-Manager Order disclosure and determined to maintain its current location, in part because the Multi-Manager Order requires that each prospectus “prominently disclose” that the Adviser has the ultimate responsibility, subject to oversight by the Board of Trustees, to oversee the sub-advisers and recommend their hiring, termination and replacement. The Trust believes that the current location satisfies the prominence requirement. The Trust further notes that the placement of this disclosure in the summary description of each Fund’s principal investment strategy is consistent with the approach taken by other investment companies in the same group of investment companies as the Trust (“Affiliated Investment Companies”), each of which also relies on the Multi-Manager Order. The Affiliated Investment Companies determined to include the disclosure in its current location in response to a staff comment previously provided to them requesting that the disclosure be moved from the section of each Fund summary entitled “Who Manages the Portfolio.”

The Trust has made the requested change regarding shareholder approval of advisory contract changes that result in an increase in the aggregate advisory fee paid by the Fund.

8.	If the fund is sold through an insured depository institution, please include the statement required by Item 4(b)(iii) of Form N-1A in the Principal Risks section.

Response: The Trust has made the requested change.

High Yield Bond Fund, pages 6-9

10.	Given the fund’s allocation of assets to ETFs, please consider whether a line item for Acquired Fund Fees and Expenses should be added to the Annual Fund Operating Expenses table.

Alison White

June 27, 2014

Response: The Trust has revised the principal investment strategies of the 1290 High Yield Bond Fund to remove the reference to the ETF Allocated Portion. The 1290 High Yield Bond Fund may still invest in ETFs, however, and the Trust confirms that in preparing the estimated fee tables it considered the expenses of ETFs when calculating acquired fund fees and expenses and determined that such expenses currently are estimated to be less than 1 basis point.

11.

Derivatives Risk, page 7: Please disclose that the fund will invest in derivatives and the types and purposes of the derivatives in the Principal Investment Strategy section. Also, please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (e.g., total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Trust has determined that investing in derivatives will not be a principal strategy of the 1290 High Yield Bond Fund and has deleted the reference to Derivatives Risk.

In addition, the Trust acknowledges that the SEC or its staff may issue future guidance related to derivatives and leverage, which could impact the manner in which the Fund operates.

12.

Equity Risk, Large-Cap Company Risk and Mid-Cap Company Risk, pages 7-8: Please revise the Principal Investment Strategy section to disclose the strategies associated with these risks. In addition, given that this is a bond fund, please consider whether these are truly principal risks of investing in the Fund.

Response: The Trust has determined that investing in equity securities will not be a principal strategy of the 1290 High Yield Bond Fund and has deleted the reference to Equity Risk. The Trust has made the requested change regarding disclosure of strategies associated with Large-Cap Company Risk and Mid-Cap and Small-Cap Company Risk.

13.	Mortgage-Backed and Asset-Backed Securities Risk, page 8: Please discuss investing in mortgage-backed and asset-backed securities in the Principal Investment Strategy section.

Also, if the fund will invest in subprime loans as part of its principal investment strategies, please so state and discuss the risks of such investments.

Response: The Trust has determined that investing in mortgage-backed and asset-backed securities will not be a principal strategy of the 1290 High Yield Bond Fund and has deleted the reference to Mortgage-Backed and Asset-Backed Securities Risk.

Alison White

June 27, 2014

SmartBeta Equity Fund, page 10

14.	Please clarify the expression “full market cycle”.

Response: The Trust has made the requested change and included the following disclosure: Generally, a full market cycle consists of a period of increasing stock prices and strong performance (a bull market) followed by a period of weak performance and falling prices (a bear market), and a return to a bull market.

More Information on Strategies and Risks, pages 14-28

15.

Illiquid Securities, page 16: Given that the 1290 High Yield Bond and 1290 SmartBeta Equity Funds may invest up to 15% of net assets in illiquid securities, please consider whether investing in such securities should be added as a principal strategy/risk of investing in either or both of the funds.

Response: The Trust has made the requested change to the principal strategy and principal risk disclosure for the 1290 High Yield Bond Fund. With respect to the 1290 SmartBeta Equity Fund, the Trust has determined that investing in illiquid securities will not be a principal strategy of the Fund, although the Fund will retain the ability to invest up to 15% of net assets in illiquid securities.

16.	Emerging Markets Risk, page 23: Please disclose the method by which the Funds determine whether a country is an emerging market.

Response: The Trust has made the requested change. The Trust has added disclosure noting that the Funds consider emerging market countries to include, but are not limited to, those countries that are included in the MSCI Emerging Markets Index.

Glossary of Terms, page 47

17.	Please consider adding Ask Price to the Glossary of Terms.

Response: The Trust has made the requested change.

18.	Please correct the placement of the definition of Duration.

Response: The Trust has made the requested change.

SAI

19.

Fundamental Restrictions, page 4: Please revise the Funds’ concentration policy to indicate that the Funds will, for the purpose of determining whether a Fund’s portfolio is concentrated in a particular industry, count the securities held by ETFs in which the Fund invests.

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying ETF when monitoring the Funds’ industry

Alison White

June 27, 2014

concentration limit. The Trust notes that no Fund currently intends to invest more than 10% of its assets in ETFs or other investment companies. However, the Trust is adding disclosure adjacent to the fundamental policy stating that the Funds may invest in underlying funds or ETFs that may concentrate their assets in one or more industries. The disclosure also states that the Funds may consider the concentration of the underlying funds and ETFs in determining compliance with the fundamental restriction.

20.

Fundamental Restrictions, page 4: With respect to the Funds’ fundamental restrictions regarding issuing senior securities and borrowing, please provide adjacent narrative disclosure of what is permitted under the 1940 Act.

Response: The Trust has made the requested change.

21.

Committees of the Board, page 82: We note your statement that the Nominating and Compensation Committee “generally” will not consider nominees recommended by shareholders. If they may “sometimes” consider such nominees, please provide the disclosure required by Item 17(b)(2)(iv) of Form N-1A. Otherwise, please remove the term “generally.”

Response: The Trust has removed the term “generally.”

Financial Statements, Exhibits, and Other Information

22.	Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response: The Registrant hereby confirms that all required information and exhibits will be included in a pre-effective amendment to the Registration Statement.

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Alison White

June 27, 2014

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

                                    /s/ Mark C. Amorosi

          Mark C. Amorosi

cc:	Patricia Louie, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP